EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports First Quarter Results Including 9% Net Sales Growth and Double-Digit Operating Income Improvement, Record Orders and Backlog; Raises Full-Year Outlook
Downers Grove, Illinois, April 30, 2025 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported financial results for the first quarter ended March 31, 2025.
First Quarter Highlights
•Net sales of $464 million, up $39 million, or 9%, from last year; organic growth of $28 million, or 7%
•Operating income of $65.7 million, up $11.4 million, or 21%, from last year
•GAAP Diluted EPS of $0.75, compared to $0.84 last year
•Adjusted EPS of $0.76, up $0.12, or 19%, from last year
•Record orders of $568 million, up $65 million, or 13%, from last year
•Record backlog of $1.10 billion, up $3 million from last year
•Operating cash flow of $37 million, up $5 million, or 17%, from last year
•Raises 2025 adjusted EPS* outlook to a new range of $3.63 to $3.90, from the prior range of $3.60 to $3.90

Consolidated net sales for the first quarter were $464 million, an increase of $39 million, or 9%, compared to the prior-year quarter. Net income for the first quarter was $46.3 million, or $0.75 per diluted share, compared to $51.6 million, or $0.84 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the first quarter of $47.0 million, or $0.76 per diluted share, compared to $39.5 million, or $0.64 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Customer Demand in the First Quarter at Record Levels; Year-over-Year Net Sales Growth and Double-Digit Improvement in Operating Income
“With our teams’ continued focus on operational execution and serving our customers, our businesses were able to deliver 9% year-over-year net sales growth, double-digit operating income improvement, gross margin expansion, and a 170-basis point increase in adjusted EBITDA margin during the first quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our Environmental Solutions Group delivered 9% year-over-year net sales growth and a 17% increase in adjusted EBITDA. Production increases at several of our businesses, higher sales of our aftermarket offerings, proactive management of price/cost dynamics, and contributions from recent acquisitions were meaningful year-over-year growth drivers. Our Safety and Security Systems Group also delivered impressive results, with 8% top-line growth and an adjusted EBITDA margin of 22%. Demand for our products and aftermarket offerings remains strong, with our order intake this quarter representing the highest quarterly orders in our history, contributing to a record backlog of $1.10 billion at the end of the quarter.”
In the Environmental Solutions Group, net sales for the first quarter were $387 million, up $33 million, or 9%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $76 million, up $6 million, or 8%, compared to the prior-year quarter.
Consolidated operating income for the first quarter was $65.7 million, up $11.4 million, or 21%, compared to the prior-year quarter. Consolidated operating margin for the first quarter was 14.2%, up from 12.8% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter was $85.1 million, up $14.5 million, or 21%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 18.3%, up from 16.6% in the prior-year quarter.

In the Environmental Solutions Group, adjusted EBITDA for the first quarter was $77.5 million, up $11.0 million, or 17%, compared to the prior-year quarter, and its adjusted EBITDA margin was 20.0%, up from 18.8% last year. In the Safety and Security Systems Group, adjusted EBITDA for the first quarter was $16.8 million, up $2.0 million, or 14%, compared to the prior-year quarter, and its adjusted EBITDA margin was 22.0%, up from 20.9% last year.
Consolidated orders for the first quarter were $568 million, the highest quarterly orders in the Company's history, and an increase of $65 million, or 13%, compared to the prior-year quarter. Consolidated backlog at March 31, 2025 was $1.10 billion, another Company record, and an increase of $3 million from last year.
Increased Operating Cash Flow Provides Flexibility to Fund M&A, Organic Growth Opportunities, and Cash Returns to Stockholders
Net cash provided by operating activities during the first quarter was $37 million, an increase of $5 million, or 17%, from the prior-year quarter.
At March 31, 2025, consolidated debt was $277 million, total cash and cash equivalents were $58 million, and the Company had $509 million of availability for borrowings under its credit facility.
During the first quarter, the Company completed the acquisition of substantially all the assets and operations of Hog Technologies, a leading U.S. manufacturer of truck-mounted road-marking, line-removal, and waterblasting equipment, serving infrastructure, municipal, and airport markets.
“Our operating cash flow generation during the quarter was up 17% compared to last year,” said Sherman. “With the increased cash generation and available capacity under our credit facility, we have significant flexibility to invest in organic growth initiatives and pursue additional strategic acquisitions, like Hog Technologies. As demonstrated with our increased dividend and share repurchases during the quarter, we also remain committed to returning cash to stockholders.”
The Company funded dividends of $8.6 million during the first quarter, reflecting an increased dividend of $0.14 per share, and recently announced a similar $0.14 per share dividend that will be payable in the second quarter of 2025.
The Company also repurchased $19.7 million of its stock during the first quarter and, as recently announced, the Company's Board of Directors authorized an additional stock repurchase program of up to $150 million on April 22, 2025.
Outlook
“Demand for our products and our aftermarket offerings remains strong, with both our orders and backlog this quarter setting new Company records,” noted Sherman. “Despite current global macro-economic uncertainty, our record backlog provides us with visibility to the rest of the year, and with our predominantly North American-centric supply base and continued execution against our strategic and operational initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $3.63 to $3.90, from the prior range of $3.60 to $3.90. We are also reaffirming our full-year net sales outlook of between $2.02 billion and $2.10 billion. Our updated outlook assumes that current trade agreements and recently-announced tariff policies remain in place.”
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Wednesday, April 30, 2025 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13753307. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Forward looking statements should not be relied upon as a predictor of actual results. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts including tariffs and other trade conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three months ended March 31, 2025 and 2024, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable. In prior years, we have also made adjustments to exclude the impact of environmental remediation costs of a discontinued operation, pension-related charges, and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2025, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2025	2024
Net sales	$463.8	$424.9
Cost of sales	333.0	308.9
Gross profit	130.8	116.0
Selling, engineering, general and administrative expenses	60.2	57.2
Amortization expense	4.3	3.6
Acquisition and integration-related expenses, net	0.6	0.9
Operating income	65.7	54.3
Interest expense, net	3.0	3.2
Other expense, net	0.7	0.2
Income before income taxes	62.0	50.9
Income tax expense (benefit)	15.7	(0.7)
Net income	$46.3	$51.6
Earnings per share:
Basic	$0.76	$0.85
Diluted	$0.75	$0.84
Weighted average common shares outstanding:
Basic	61.1	60.9
Diluted	61.8	61.6
Cash dividends declared per common share	$0.14	$0.12

Operating data:
Operating margin	14.2%	12.8%
Adjusted EBITDA	$85.1	$70.6
Adjusted EBITDA margin	18.3%	16.6%
Total orders	$567.9	$502.7
Backlog	1,102.0	1,099.4
Depreciation and amortization	18.7	15.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2025	December 31, 2024
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$57.5	$91.1
Accounts receivable, net of allowances for doubtful accounts of $2.9 and $2.6, respectively	223.2	196.4
Inventories	362.0	331.0
Prepaid expenses and other current assets	22.1	24.0
Total current assets	664.8	642.5
Properties and equipment, net of accumulated depreciation of $193.8 and $187.4, respectively	235.8	218.9
Rental equipment, net of accumulated depreciation of $55.6 and $53.3, respectively	185.3	173.2
Operating lease right-of-use assets	27.3	27.8
Goodwill	514.0	477.7
Intangible assets, net of accumulated amortization of $89.9 and $85.6, respectively	226.0	199.7
Deferred tax assets	9.9	9.4
Other long-term assets	16.3	16.0
Total assets	$1,879.4	$1,765.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$10.1	$19.4
Accounts payable	103.8	79.0
Customer deposits	48.9	35.0
Accrued liabilities:
Compensation and withholding taxes	28.8	45.6
Current operating lease liabilities	6.9	6.8
Other current liabilities	79.9	56.0
Total current liabilities	278.4	241.8
Long-term borrowings and finance lease obligations	266.9	204.4
Long-term operating lease liabilities	21.3	21.8
Long-term pension and other postretirement benefit liabilities	40.1	41.7
Deferred tax liabilities	58.8	58.0
Other long-term liabilities	11.5	11.4
Total liabilities	677.0	579.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.6 and 70.3 shares issued, respectively	70.6	70.3
Capital in excess of par value	312.2	309.8
Retained earnings	1,140.5	1,102.8
Treasury stock, at cost, 9.5 and 9.2 shares, respectively	(236.2)	(207.8)
Accumulated other comprehensive loss	(84.7)	(89.0)
Total stockholders’ equity	1,202.4	1,186.1
Total liabilities and stockholders’ equity	$1,879.4	$1,765.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2025	2024
Operating activities:
Net income	$46.3	$51.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18.7	15.4
Stock-based compensation expense	2.4	4.4
Amortization of interest rate swap settlement gain	—	(0.6)
Deferred income taxes	0.7	0.8
Changes in operating assets and liabilities	(31.4)	(40.3)
Net cash provided by operating activities	36.7	31.3
Investing activities:
Purchases of properties and equipment	(5.6)	(8.4)
Payments for acquisition-related activity, net of cash acquired	(82.1)	—
Other, net	—	0.8
Net cash used for investing activities	(87.7)	(7.6)
Financing activities:
Increase (decrease) in revolving lines of credit, net	64.2	(23.5)
Payments on long-term borrowings	—	(0.8)
Purchases of treasury stock	(18.5)	(0.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(8.6)	(4.1)
Cash dividends paid to stockholders	(8.6)	(7.3)
Proceeds from stock-based compensation activity	—	0.8
Other, net	(11.6)	(0.3)
Net cash provided by (used for) financing activities	16.9	(35.3)
Effects of foreign exchange rate changes on cash and cash equivalents	0.5	(0.5)
Decrease in cash and cash equivalents	(33.6)	(12.1)
Cash and cash equivalents at beginning of year	91.1	61.0
Cash and cash equivalents at end of period	$57.5	$48.9

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2025 and 2024:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2025	2024	Change
Net sales	$387.4	$354.0	$33.4
Operating income	59.7	51.7	8.0
Adjusted EBITDA	77.5	66.5	11.0
Operating data:
Operating margin	15.4%	14.6%	0.8%
Adjusted EBITDA margin	20.0%	18.8%	1.2%
Total orders	$480.1	$427.7	$52.4
Backlog	1,033.1	1,037.4	(4.3)
Depreciation and amortization	17.6	14.3	3.3
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2025	2024	Change
Net sales	$76.4	$70.9	$5.5
Operating income	15.8	13.8	2.0
Adjusted EBITDA	16.8	14.8	2.0
Operating data:
Operating margin	20.7%	19.5%	1.2%
Adjusted EBITDA margin	22.0%	20.9%	1.1%
Total orders	$87.8	$75.0	$12.8
Backlog	68.9	62.0	6.9
Depreciation and amortization	1.0	1.0	—
Corporate Expenses
Corporate operating expenses were $9.8 million and $11.2 million for the three months ended March 31, 2025 and 2024, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2025 and 2024 net income and diluted EPS provides additional measures to assist it in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three months ended March 31, 2025 and 2024 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable.

	Three Months Ended March 31,
(in millions)	2025	2024
Net income, as reported	$46.3	$51.6
Add (less):
Income tax expense (benefit)	15.7	(0.7)
Income before income taxes	62.0	50.9
Add:
Acquisition and integration-related expenses, net	0.6	0.9
Purchase accounting effects (a)	0.3	—
Adjusted income before income taxes	62.9	51.8
Adjusted income tax expense (b) (c)	(15.9)	(12.3)
Adjusted net income	$47.0	$39.5

	Three Months Ended March 31,
(dollars per diluted share)	2025	2024
EPS, as reported	$0.75	$0.84
Add (less):
Income tax expense (benefit)	0.25	(0.01)
Income before income taxes	1.00	0.83
Add:
Acquisition and integration-related expenses, net	0.01	0.01
Purchase accounting effects (a)	0.01	—
Adjusted income before income taxes	1.02	0.84
Adjusted income tax expense (b) (c)	(0.26)	(0.20)
Adjusted EPS	$0.76	$0.64
(a)    Purchase accounting effects in the three months ended March 31, 2025 relate to adjustments to exclude the step-up in the valuation of inventory acquired in connection with acquisitions that was sold subsequent to the acquisition date and the depreciation of the step-up in the valuation of rental equipment acquired in the Standard Equipment Company transaction, where applicable. Such costs are included as a component of Cost of sales on the Condensed Consolidated Statements of Operations.
(b)     Adjusted income tax expense for the three months ended March 31, 2025 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, and purchase accounting effects.
(c)    Adjusted income tax expense for the three months ended March 31, 2024 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net. Adjusted income tax expense for the three months ended March 31, 2024 also excludes a $13.0 million discrete tax benefit recognized in connection with the amendment of certain federal tax returns to claim a worthless stock deduction.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures to assist in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense (benefit), and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense (benefit), and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs, and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
($ in millions)	2025	2024
Net income	$46.3	$51.6
Add:
Interest expense, net	3.0	3.2
Acquisition and integration-related expenses, net	0.6	0.9
Purchase accounting effects *	0.1	—
Other expense, net	0.7	0.2
Income tax expense (benefit)	15.7	(0.7)
Depreciation and amortization	18.7	15.4
Consolidated adjusted EBITDA	$85.1	$70.6

Net sales	$463.8	$424.9

Consolidated adjusted EBITDA margin	18.3%	16.6%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million for the three months ended March 31, 2025.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
($ in millions)	2025	2024
Operating income	$59.7	$51.7
Add:
Acquisition and integration-related expenses, net	0.1	0.5
Purchase accounting effects *	0.1	—
Depreciation and amortization	17.6	14.3
Adjusted EBITDA	$77.5	$66.5

Net sales	$387.4	$354.0

Adjusted EBITDA margin	20.0%	18.8%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million for the three months ended March 31, 2025.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
($ in millions)	2025	2024
Operating income	$15.8	$13.8
Add:
Depreciation and amortization	1.0	1.0
Adjusted EBITDA	$16.8	$14.8

Net sales	$76.4	$70.9

Adjusted EBITDA margin	22.0%	20.9%